Exhibit 3.2
Article II, Section C of the Amended and Restated Bylaws of Pyramid Oil Company
     Section C. Number of Directors.
     The authorized number of directors of the Corporation shall be not less than four (4) nor more than seven (7), and the exact number of directors within those limits shall be four (4) unless and until the exact number of directors is changed from time to time, within such specified limits, by a resolution which is duly adopted by the Board.